
March 11, 2013

Via E-mail
Louis S. Haddad
President and Chief Executive Officer
Armada Hoffler Properties, Inc.
222 Central Park Avenue, Suite 2100
Virginia Beach, Virginia 23462

      Re: **Armada Hoffler Properties, Inc.**
              Confidential Draft Registration Statement on Form S-11
              Submitted February 12, 2013
              CIK No. 0001569187

Dear Mr. Haddad:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

2. Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential

treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

3.　　Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.　　Prior to effectiveness, please file on EDGAR the FINRA no objection letter or have a FINRA staff member call us to confirm FINRA clearance.

Our Competitive Strengths, page 2

5.　　We note your disclosure on page 3 where you discussed your completed projects. In an appropriate section of the prospectus, please revise to provide the developments costs per square foot, clarifying whether leasing costs are included.

Initial Portfolio, page 5

6.　　We note that you have included properties in this table that you rent and for which the rent paid by you is eliminated from your revenues in consolidation. Please consider presenting these properties separately and removing them from the weighted average subtotals.

Our Identified Development Pipeline, page 7

7.　　Please revise to provide the costs incurred to date for each of the projects, as applicable. This comment also applies to your disclosure in the business section, starting on page 150.

Formation Transactions, page 9

8.　　Please tell us why you have not included the purchase agreement to acquire the Apprentice School Apartments and the representation, warranty and indemnity agreement between you and Mr. Hoffler in the exhibit list. Refer to Item 601(b)(10) of Regulation S-K.

9.　　Please include the severance plan as an exhibit to the registration statement or advise. Refer to Item 601(b)(10) of Regulation S-K.

Summary Selected Financial Data

Distribution Policy, page 57

10.   We note that approximately half of your revenue as of September 30, 2012 is derived from general contracting and real estate services. Please explain to us how you determined it would be appropriate to present cash flows available for distribution and an expected dividend given the unpredictable nature of these cash flows.

11.   The above comment notwithstanding, explain to us how you have adjusted your cash flows available for distribution for construction contracts expected to be completed during 2012 and 2013.

12.   We note your adjustment to cash flows used in financing activities for long-term lease obligations. Please provide more detail as to the nature of these obligations. In your response tell us when the agreement was signed and the significant lease terms.

13.   Please refer to footnote 11. Please tell us how the total weighted average general improvements presented in this footnote compares to the general improvements projected to be made for the year ended December 31, 2013.

14.   Please also revise footnote 11 to define what "recurring capital expenditures" means and provide examples of "general improvements."

15.   Please revise footnote 12 to indicate, if true, that you will not be refinancing the applicable mortgage loan.

Dilution, page 64

16.   Please provide the relative contribution disclosure required by the first sentence of Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68

17.   We note your leasing activity discussion on page 74. For your office and retail segments, please revise your disclosure to include a more detailed discussion of leasing activity during the reporting period, including the amount of new leases and renewed leases executed, the amount of leases that were not renewed, and leasing costs, such as tenant improvement costs and leasing commissions. With respect to renewed leases, please provide quantitative disclosure comparing new

rents on such renewed leases to prior rents. Please provide such comparisons using effective rent per square foot, adjusted for free rent periods.

18.   We note your disclosure on page 118 that 8.1% of your office and retail portfolio leases will expire in 2013. Please revise to discuss the relationship between market rents and expiring rents for each of your office and retail portfolios separately.

Formation Transactions, page 69

19.   Please explain to us whether the acquisition of the Apprentice School Apartments is considered to be probable, and if so, whether the property meets the definition of a significant acquisition in accordance with Rule 3-05 or 3-14 of Regulation S-X.

20.   We note your disclosure that certain asset management contracts will be transferred to the registrant as part of the formation transactions. Please tell us whether these contracts will be settled as a result of these transactions and how you have applied the guidance in ASC Topic 805-10-55-20.

Segments, page 71

21.   We note your disclosure that you have included Bermuda Crossroads and Smith's Landing in the segment data presented for your retail segment and multifamily segment respectively. Please tell us how you determined it would be appropriate to combine operating statistics for non-consolidated entities with the statistics of your consolidated portfolio. In your response tell us the individual operating statistics for each property and the impact including each property had on the total statistics presented.

Identified Development Pipeline and Property Under Contract

Property Under Contract, page 74

22.   Please tell us the amount of general contracting revenue and segment profit recognized on the Apprentice School Apartments through the end of the most recent period presented in your financial statements.

Results of Operations, page 79

23.   We note that you disclose the relative impact of changes in minimum base rent in your period to period comparisons. For base rent, rent rate, occupancy and other operating data, please revise your disclosure to discuss the relative impact of

changes in same store results and non-same store results. Please also disclose how you define "same store" for these purposes.

24. We note your disclosure on page 71 that you have leased retail properties to tenants primarily on a triple-net lease basis, and you expect to continue to do so in the future. We also note your disclosure on page 85 describing your increased tenant credit risk associated with a certain tenant at Dick's at Town Center. Please expand your disclosure to describe how you will monitor tenant credit quality in the future.

Consolidated Indebtedness, page 88

25. Please expand your disclosure to address your compliance with debt covenants

Industry and Market Opportunity, page 94

26. We note that the information provided in this section was based upon the report prepared by RCG for you. Please provide us with support for all quantitative and qualitative business and industry data used in this section and throughout the prospectus. Clearly mark the specific language in the supporting materials. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Management, page 160

27. For James Cherry, Anthony P. Nero and Alan Hunt, please revise to include their business experience for every year between 2008 and 2013.

Other Relationships, page 237

28. Please revise to identify each underwriter that has a material relationship with you and state, with specificity, the nature of the relationship. Refer to Item 508(a) of Regulation S-K.

Unaudited Pro Forma Financial Statements

For the Year Ended September 30, 2012 and December 31, 2011

29. We note your disclosure that you intend to account for your formation transactions as a reorganization of entities under common control. Please tell us the nature of the common control relationship that existed before and after the reorganization. Cite any relevant accounting literature in your response.

Consolidated Pro Forma Income Statement, pages F-4 and F-5

30.   Please tell us how discontinued operations are expected to have a continuing impact on your results of operations. Refer to Item 11-02 (a) of Regulation S-X.

2. Adjustments to the Pro Forma Consolidated Statements of Operations

Footnote FF, page F-10

31.   Please explain to us how your adjustments for additional general and administrative expenses, including but not limited to the adjustment for non-cash based stock compensation expense, are factually supportable.

Footnote GG, page F-10

32.   Please tell us how the adjustments related to your anticipated $100 million revolving credit facility are factually supportable.

Financial Statements – Armada Hoffler Properties, Inc. Predecessor

Combined Statements of Cash Flows, page F-20

33.   Please revise your presentation to separately present new project development costs and recurring/redevelopment project costs.

Notes to Combined Financial Statements

1. Business and Organization, page F-21

34.   Please explain to us your basis for presenting combined predecessor financial statements. In your response, tell us the nature of any common control or common management relationship that exists among the combined entities. Cite any relevant accounting literature in your response.

2. Summary of Significant Accounting Policies

Real Estate Investments, page F-23

35.   Please tell us whether you capitalized any indirect costs other than interest during the periods presented. To the extent these amounts are material, please revise your disclosure to include the amounts capitalized.

19. Segment Reporting, page F-40

36.   Please revise your disclosure to clarify the types of costs included in property expenses versus those included in general and administrative expense.

Exhibit Index

37.   We note that you will be filing all exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

38.   We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: David C. Wright, Esq.